303 Peachtree Street, N.E. Suite 2000 Atlanta, GA 30308 Independent Accountants' Report The Partners Lend Lease Asset Management, L.P.: We have examined the accompanying management's assertion that Lend Lease Asset Management, L.P. (the "Partnership") complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers, to the extent such standards were applicable to the special servicing performed by the Partnership, as of and for the year ended December 31, 2001. Management is responsible for the Partnership's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Partnership's compliance based on our examination. Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Partnership's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Partnership's compliance with the minimum servicing standards. In our opinion, management's assertion that Lend Lease Asset Management, L.P. complied with the aforementioned minimum servicing standards during the year ended December 31, 2001 is fairly stated, in all material respects. February 13, 2002